UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Businessway International Corporation

(Name of Issuer)

Common Shares, par value $.001 per share

(Title of Class of Securities)

12329Y 10 4

(CUSIP Number)

Fabrice Zambito

1480 Rue Begin,

Saint-Laurent, Quebec H4R 1X1

(514) 990-4242

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No.
12329Y 10 4

1.
    Names of
      Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

       Fabrice
        Zambito

2.
    Check the
Appropriate Box if a Member of a Group (See Instructions)

(a)
[ ]

(b)
[ ]

3.
SEC Use Only

4.
    Source of
Funds: OO

5.
    Check if
      Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]

6.
    Citizenship
or Place of Organization: Canada

    Number
      of
      Shares
      Beneficially
      Owned by
      Each
      Reporting
Person With

7.
    Sole Voting
Power: 20,580,000

8.
    Shared
Voting Power: -0-

9.
    Sole Dispositive
Power: 20,580,000

10.
    Shared
Dispositive Power: -0-

11.
    Aggregate
Amount Beneficially Owned by Each Reporting Person: 20,580,000

12.
    Check if
      the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13.
    Percent of
Class Represented by Amount in Row (11): 27.17%

14.
    Type of Reporting
Person: IN

Item 1.
Security and Issuer

    This statement
      relates to beneficial ownership, as provided in Rule 13(d)-3 of the Securities and Exchange Commission, of common shares, $.001 par value per share ("Shares"), of BusinessWay International Corporation, a Florida corporation ("BusinessWay").
      The offices of BusinessWay are located at 1480 Begin, Saint-Laurent, Quebec,
Canada H4R 1X1.

Item 2.
Identity and Background

(a)
    Name: This
statement is filed by Fabrice Zambito (the “Reporting Person”)

(b)
    Residence
      or business address: Reporting Person's business address is 1480 Rue Begin,
Saint-Laurent, Quebec, Canada H4R 1X1.

(c)
    The Reporting
      Person's principal occupation is Vice-President of sales for Computer Associates
      (Canada) and is the Chairman of the board and Chief Financial Officer of
BusinessWay International Corporation.

(d)
    Criminal
      Conviction: During the past five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

      Court or Administrative Proceedings: During the past five years, Reporting
      Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
     The Reporting
Person is a Canadian Citizen.

Item 3.
Source and Amount of Funds or Other Consideration

    The
      securities were acquired as compensation for services pursuant to an employment agreement signed on June 13, 2003.

Item 4.
Purpose of Transaction

 On June 13, 2003,
        Mr. Fabrice Zambito accepted an employment agreement from the issuer to perform the following duties:

1. Executive's duties
        as Chief Financial Officer will include management of and responsibility for the Company's finances, accounting and reporting, investor relations, structuring and execution of the financial aspects of the Company's mergers
        & acquisitions activity.

2. Oversee and organize
        the restructuring of the issuer's preparation of business plans and direction.

3. Fabrice Zambito
        is to assist in the development of the new energy subsidiary but not as an exclusive and full-time basis WTE POWER CORPORATION.

4. Oversee the structuring
        of the various comittees and building an executive and solid team to manage the new business acquisitions and opportunities.

The employment agreement
        stipulates that the Reporting Person shall receive after one hundred and twenty (120) days following the signing date of the employment agreement, the following:

12,000,000 Restricted
        Common Shares of the Issuer

5,000,000 Class A
        Special Voting Shares of the Issuer

Description of Class
        A Special Voting Shares as per Articles of Incorporation:

SPECIAL VOTING SHARES
        - RIGHTS AND RESTRICTIONS

        ----------------------------------------------------------

THE CLASS A SPECIAL
        VOTING SHARES WILL HAVE THE FOLLOWING RIGHTS AND

        RESTRICTIONS:

(A) EACH HOLDER OF
        CLASS A SPECIAL VOTING SHARES WILL BE ENTITLED TO

        EXERCISE, AT ALL GENERAL MEETINGS OF THE CORPORATION, ONE VOTE FOR EACH
        CLASS A SPECIAL VOTING SHARE HELD BY SUCH HOLDER.

(B) HOLDERS OF CLASS
        A SPECIAL VOTING SHARES SHALL HAVE NO RIGHTS TO

        PARTICIPATE IN ANY RETURN OF CAPITAL OF THE CORPORATION ON A LIQUIDATION
        OR OTHERWISE.

(C) CLASS A SPECIAL
        VOTING SHARES CARRY NO RIGHT TO RECEIVE DIVIDENDS.

Item 5.
Interest in Securities of the Issuer

(a)

 The Reporting Person
        owns beneficially, as determined under the rules and regulations of the
        Securities and Exchange Commission, 20,580,000 Shares. The Shares that are deemed to be beneficially owned by The Reporting Person include: 15,580,000
        Common Shares and 5,000,000 Class A Special Voting Shares (entitles the holder to exercise, at all general meetings of the corporation, one vote for each Class A Special Voting Share held by such holder).

 As of October 13,
        2003, the Shares beneficially owned by the Reporting Person are equivalent to 20.5% of the outstanding Common Shares of the issuer. For the purposes of calculation of the outstanding Shares of the issuer, its outstanding shares on that date are deemed to include: approx. 75,735,867 Common Shares that are issued and outstanding.

Including the Reporting
        Person's 5,000,000 Class A Special Voting Shares, the Reporting Person
        owns 27.17% of the voting rights of the outstanding Common Shares of the issuer.

(b)
     The Reporting
      Person has sole power to vote and dispose of the Shares beneficially owned by it.

(c)

 For a description
        of the terms under which the Reporting Person acquired the Shares beneficially owned by it, pursuant to an employment agreement described above.
        Except as indicated in this Schedule 13D, the Reporting Person has not effected any transactions in Shares during the preceding 60 days.

(d)
N / A

(e)
    N
/ A

Item 6.
    Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer

None

Item 7.
Material to Be Filed as Exhibits

None

       Signature

    After reasonable inquiry
      and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Date: October
13, 2003

    Signature
of Reporting Person

    By: /s/
Fabrice Zambito

    Name/Title
of Reporting Person: Fabrice Zambito